

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

March 24, 2008

Andrew I. Sealfon
Chief Executive Officer
Repro-Med Systems, Inc.
24 Carpenter Road,
Chester, NY 10918

     RE: **Repro-Med Systems, Inc.**
        Form 10-KSB for the fiscal year ended February 28, 2007
        File No. 0-12305

Dear Mr. Sealfon:

  We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

         Sincerely,

         Martin F. James
         Senior Assistant Chief Accountant